UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

KENNEDY-WILSON HOLDINGS, INC.
(Name of Issuer)

Kennedy-Wilson Holdings, Inc.
Kona Bidco, LLC
Kona Merger Subsidiary, Inc.
Kona Management Holdco, LLC
William J. McMorrow
William J. McMorrow Revocable Trust
In Ku Lee
Matthew Windisch
Fairfax Financial Holdings Limited
V. Prem Watsa
The Second 810 Holdco Ltd.
The Second 1109 Holdco Ltd.
The Sixty Two Investment Company Limited
Hamblin Watsa Investment Counsel Ltd.
FFHL Group Ltd.
Fairfax (Barbados) International Corp.
Wentworth Insurance Company Ltd.
Fairfax (US) Inc.
Resolution Group Reinsurance (Barbados) Limited
Odyssey Group Holdings, Inc.
Odyssey Reinsurance Company
Odyssey Reinsurance (Barbados) Ltd.
Crum & Forster Holdings Corp.
United States Fire Insurance Company
The North River Insurance Company
TIG Insurance Company
Northbridge General Insurance Corporation
Northbridge Financial Corporation
Zenith National Insurance Corp.
Zenith Insurance Company
1102952 B.C. Unlimited Liability Company
Allied World Assurance Company Holdings, Ltd
Allied World Assurance Company Holdings I, Ltd
Allied World Assurance Company, Ltd
Allied World Assurance Holdings (Ireland) Ltd
Allied World Assurance Company (Europe) dac
Allied World Assurance Holdings (U.S.) Inc.
Allied World Insurance Company
AW Underwriters Inc.
Allied World Specialty Insurance Company

Allied World Surplus Lines Insurance Company
Allied World Assurance Company (U.S.) Inc.
CRC Reinsurance Limited
Newline Holdings UK Limited
Newline Corporate Name Limited
Fairfax UK Holdings Limited
Brit Group Holdings Limited
Brit Insurance Holdings Limited
Brit Syndicates Limited
Brit Reinsurance (Bermuda) Limited
Federated Insurance Company of Canada
Hudson Insurance Company
Hudson Excess Insurance Company
(Name of Persons Filing Statement)
Common Stock, par value $0.0001 per share
(Title of class of Securities)
489398107
(CUSIP Number of Class of Securities)

Kennedy-Wilson Holdings, Inc. 151 South El Camino Drive Beverly Hills, CA 90212 (310) 887-6400
Kona Bidco, LLC
 Kona Merger Subsidiary, Inc.
 Kona Management Holdco, LLC
 William J. McMorrow
 William J. McMorrow Revocable Trust
 In Ku Lee
 Matthew Windisch
 151 South El Camino Drive
 Beverly Hills, CA 90212
 (310) 887-6400

Fairfax Financial Holdings Limited
 V. Prem Watsa
 The Second 810 Holdco Ltd.
 The Second 1109 Holdco Ltd.
 The Sixty Two Investment Company Limited
 Hamblin Watsa Investment Counsel Ltd.
 FFHL Group Ltd.
 Fairfax (Barbados) International Corp.
 Wentworth Insurance Company Ltd.
 Fairfax (US) Inc.
 Resolution Group Reinsurance (Barbados) Limited
 Odyssey Group Holdings, Inc.
 Odyssey Reinsurance Company
 Odyssey Reinsurance (Barbados) Ltd.
 Crum & Forster Holdings Corp.
 United States Fire Insurance Company
 The North River Insurance Company
 TIG Insurance Company
 Northbridge General Insurance Corporation
 Northbridge Financial Corporation
 Zenith National Insurance Corp.
 Zenith Insurance Company
 1102952 B.C. Unlimited Liability Company
 Allied World Assurance Company Holdings, Ltd
 Allied World Assurance Company Holdings I, Ltd
 Allied World Assurance Company, Ltd
 Allied World Assurance Holdings (Ireland) Ltd
 Allied World Assurance Company (Europe) dac
 Allied World Assurance Holdings (U.S.) Inc.
 Allied World Insurance Company
 AW Underwriters Inc.
 Allied World Specialty Insurance Company

 Allied World Surplus Lines Insurance Company
 Allied World Assurance Company (U.S.) Inc.
 CRC Reinsurance Limited
 Newline Holdings UK Limited
 Newline Corporate Name Limited
 Fairfax UK Holdings Limited
 Brit Group Holdings Limited
 Brit Insurance Holdings Limited
 Brit Syndicates Limited
 Brit Reinsurance (Bermuda) Limited
 Federated Insurance Company of Canada
 Hudson Insurance Company
 Hudson Excess Insurance Company
 95 Wellington Street West, Suite 802
 Toronto, Ontario, Canada M5J 2N7
 (416) 367-4941

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Julian Kleindorfer
 Latham & Watkins LLP
 355 South Grand Avenue, Suite 400
 (212) 906-1200

 Faiza J. Saeed
 Cole DuMond
 Alexander E. Greenberg
 Cravath, Swaine and Moore LLP
 Two Manhattan West
 375 Ninth Avenue
 New York, NY 10001
 (212) 474-1000
Gordon Moodie Emily F. Huang Eric T. Juergens Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (212) 909-6000	Sean Skiffington Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Sections 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Kennedy-Wilson Holdings, Inc., a Delaware corporation (the “Company”), (ii) Kona Bidco, LLC, a Delaware limited liability company (“Parent”), (iii) Kona Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), (iv) Kona Management Holdco, LLC, a Delaware limited liability company (“Holdco”), (v) William J. McMorrow, a natural person, (vi) William J. McMorrow Revocable Trust, a trust organized in California, (vii) In Ku Lee, a natural person, (viii) Matthew Windisch, a natural person, (ix) Fairfax Financial Holdings Limited, a corporation organized under the laws of Canada (“Fairfax”) and (x) V. Prem Watsa, a natural person, (xi) The Second 810 Holdco Ltd., a corporation incorporated under the laws of Canada, (xii) The Second 1109 Holdco Ltd., a corporation incorporated under the laws of Canada, (xiii) The Sixty Two Investment Company Limited, a corporation incorporated under the laws of British Columbia, (xiv) Hamblin Watsa Investment Counsel Ltd., a corporation incorporated under the laws of Canada, (xv) FFHL Group Ltd., a corporation incorporated under the laws of Canada, (xvi) Fairfax (Barbados) International Corp., a corporation incorporated under the laws of Barbados, (xvii) Wentworth Insurance Company Ltd, a corporation incorporated under the laws of Barbados, (xviii) Fairfax (US) Inc., a corporation incorporated under the laws of Delaware, (xix) Resolution Group Reinsurance (Barbados) Limited, a corporation incorporated under the laws of Barbados, (xx) Odyssey Group Holdings, Inc., a corporation incorporated under the laws of Delaware, (xxi) Odyssey Reinsurance Company, a corporation incorporated under the laws of Connecticut, (xxii) Odyssey Reinsurance (Barbados) Ltd., a corporation incorporated under the laws of Barbados, (xxiii) Crum & Forster Holdings Corp., a corporation incorporated under the laws of Delaware, (xxiv) United States Fire Insurance Company, a corporation incorporated under the laws of Delaware, (xxv) The North River Insurance Company, a corporation incorporated under the laws of New Jersey, (xxvi) TIG Insurance Company, a corporation incorporated under the laws of California, (xxvii) Northbridge General Insurance Corporation, a corporation incorporated under the laws of Canada, (xxviii) Northbridge Financial Corporation, a corporation incorporated under the laws of Canada, (xxix) Zenith National Insurance Corp., a corporation incorporated under the laws of Delaware, (xxx) Zenith Insurance Company, a corporation incorporated under the laws of California, (xxxi) 1102952 B.C. Unlimited Liability Company, a corporation incorporated under the laws of British Columbia, (xxxii) Allied World Assurance Company Holdings, Ltd, a corporation incorporated under the laws of Bermuda, (xxxiii) Allied World Assurance Company Holdings I, Ltd, a corporation incorporated under the laws of Bermuda, (xxxiv) Allied World Assurance Company, Ltd, a corporation incorporated under the laws of Bermuda, (xxxv) Allied World Assurance Holdings (Ireland) Ltd, a corporation incorporated under the laws of Bermuda, (xxxvi) Allied World Assurance Company (Europe) dac, a corporation incorporated under the laws of Ireland, (xxxvii) Allied World Assurance Holdings (U.S.) Inc., a corporation incorporated under the laws of Delaware, (xxxviii) Allied World Insurance Company, a corporation incorporated under the laws of New Hampshire, (xxxix) AW Underwriters Inc., a corporation incorporated under the laws of Delaware, (xl) Allied World Specialty Insurance Company, a corporation incorporated under the laws of Delaware, (xli) Allied World Surplus Lines Insurance Company, a corporation incorporated under the laws of Arkansas, (xlii) Allied World Assurance Company (U.S.) Inc., a corporation incorporated under the laws of Delaware, (xliii) CRC Reinsurance Limited, a corporation incorporated under the laws of Barbados, (xliv) Newline Holdings UK Limited, a corporation incorporated under the laws of England and Wales, (xlv) Newline Corporate Name Limited, a corporation incorporated under the laws of England and Wales, (xlvi) Fairfax UK Holdings Limited, a corporation incorporated under the laws of England and Wales, (xlvii) Brit Group Holdings Limited, a corporation incorporated under the laws of England and Wales, (xlviii) Brit Insurance Holdings Limited, a corporation incorporated under the laws of England and Wales, (xlix) Brit Syndicates Limited, a corporation incorporated under the laws of England and Wales, (l) Brit Reinsurance (Bermuda) Limited, a corporation incorporated under the laws of Bermuda, (li) Federated Insurance Company of Canada, a corporation incorporated under the laws of Canada, (lii) Hudson Insurance Company, a corporation incorporated under the laws of Delaware, and (liii) Hudson Excess Insurance Company, a corporation incorporated under the laws of Delaware.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 16, 2026 (including all exhibits and documents attached thereto, and as it has been and may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”), with the Company surviving the Merger owned, directly or indirectly, by Parent and (i) William J. McMorrow, William J. McMorrow Revocable Trust, Matthew Windisch and In Ku Lee and (ii) certain affiliates of Fairfax that hold shares of Company Voting Stock (as defined below) (clauses (i) and (ii), together, the “Consortium Parties”).

At the effective time of the Merger (the “Effective Time”), each share of common stock of the Company, par value $0.0001 per share (the “Company Common Stock”), outstanding immediately prior to the Effective Time (other than (i) each share (a) held in the treasury of the Company or owned by any direct or indirect wholly owned subsidiary of the Company or (b) held, directly or indirectly, by Parent or Merger Sub or any of their direct or indirect wholly owned subsidiaries, which will automatically be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto (such shares described in clauses (a) and (b), collectively, the “Excluded Shares”); (ii) each Rollover Share; and (iii) shares of Company Common Stock owned by stockholders of the Company who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”) (collectively, the “Dissenting Shares”)) will cease to exist and will be converted automatically into the right to receive $10.90 in cash per share, without interest (the “Merger Consideration”). At the Effective Time, each share of the Company’s 4.75% Series B Cumulative Perpetual Preferred Stock (the “Company Series B Preferred Stock”) and the Company’s 6.00% Series C Cumulative Perpetual Preferred Stock (the “Company Series C Preferred Stock”) outstanding immediately prior to the Effective Time will remain outstanding in accordance with the terms and conditions of, as applicable, the Certificate of Designations Establishing the Company Series B Preferred Stock, dated as of March 8, 2022 (the “Series B Certificate of Designations”) and the Certificate of Designations Establishing the Company Series C Preferred Stock, dated as of June 15, 2023 (the “Series C Certificate of Designations”) and will represent shares of Company Series B Preferred Stock or Company Series C Preferred Stock, as applicable, of the Surviving Company on the terms set forth in the Series B Certificate of Designations or the Series C Certificate of Designations, as applicable, unless Parent and the holders thereof elect to (A) transfer and contribute any such shares of Company Series B Preferred Stock or Company Series C Preferred Stock to the Company as a contribution to the capital of the Company (and without the issuance of any additional shares of capital stock of the Company) or (B) cancel any such shares of Company Series B Preferred Stock or Company Series C Preferred Stock, in each case for no consideration prior to the closing of the Merger (the “Closing”). At the Effective Time, each warrant issued in connection with the Company Series B Preferred Stock pursuant to that certain Warrant Agreement, dated as of March 8, 2022 (collectively, the “Company Series B Warrants”), and each warrant issued in connection with the Company Series C Preferred Stock pursuant to that certain Warrant Agreement, dated as of June 16, 2023 (collectively, the “Company Series C Warrants” and, together with the Company Series B Warrants, the “Company Warrants”), outstanding immediately prior to the Effective Time, will remain outstanding in accordance with the terms and conditions of each such Company Warrant, unless Parent and the holders thereof elect to cancel any such Company Warrant for no consideration prior to the Closing. In addition, each share of the Company’s 5.75% Series A Cumulative Perpetual Convertible Preferred Stock (the “Company Series A Preferred Stock” and, together with the Company Series B Preferred Stock and the Company Series C Preferred Stock, the “Company Preferred Stock”), outstanding immediately prior to the Effective Time, will be redeemed by the Company immediately prior to the Closing in accordance with the terms and conditions of that certain Certificate of Designations Establishing the Company Series A Preferred Stock, dated as of November 7, 2019 (the “Series A Certificate of Designations”).

Concurrently with the execution and delivery of the Merger Agreement on February 16, 2026, each of William J. McMorrow, Matthew Windisch, In Ku Lee and certain affiliates of Fairfax that hold shares of Company Common Stock (collectively, the “Rollover Stockholders”) entered into Rollover Agreements with Parent and, as applicable, Holdco. Pursuant to the Rollover Agreements, and subject to the terms and conditions set forth therein, each Rollover Stockholder, as well as any Permitted Transferees (as defined in the applicable Voting and Support Agreement) who execute a joinder to the applicable Voting and Support Agreement in accordance with the terms thereof and to whom any of the Rollover Stockholders have transferred their Rollover Shares (as defined below), will, immediately prior to the Effective Time, directly or indirectly, contribute all of the shares of Company Common Stock specified therein to (i) Parent or (ii) Holdco, which will thereafter contribute such shares to Parent (such shares, collectively, the “Rollover Shares”), and Parent has agreed, concurrently with such contribution, to accept such Rollover Shares in exchange for limited liability company units or other securities of Parent in accordance with the limited liability company agreement of Parent. The Rollover Shares will not be entitled to receive the Merger Consideration and will not be cancelled or converted at the Effective Time.

Following the Closing, there will be no further market for the shares of Company Common Stock and, as promptly as practicable following the Effective Time and in compliance with applicable law, the Company Common Stock will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

The Company’s Board of Directors (the “Board”) formed the special committee of the Board (the “Special Committee”) to, among other things, review, evaluate and determine whether a Potential Transaction is fair to, and in the best interests of, the Company and its stockholders, including the “unaffiliated security holders” of the Company, as defined in Rule 13e-3(a) under the Exchange Act (the “Unaffiliated Security Holders”), and, if the Special Committee deemed appropriate, recommend to the Board that the Board approve any Potential Transaction. The Special Committee is comprised solely of five directors, each of whom the Board determined, based on information previously discussed with, furnished to or otherwise disclosed to and reviewed by the Board, met the criteria of a disinterested director under Delaware law with respect to the Potential Transaction. The Special Committee evaluated the Merger Agreement, the Company Disclosure Letter, the Voting and Support Agreements, the Equity Commitment Letter, the Rollover Agreements and the Transactions, including the Merger, with the assistance of independent legal and financial advisors. At the conclusion of its review, the Special Committee, among other things, unanimously (i) determined the Merger Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, to be advisable and in the best interests of the Company and its Public Stockholders, (ii) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Unaffiliated Security Holders, and (iii) approved and declared that the Merger Agreement and the Transactions, including the Merger, are advisable. The Special Committee also unanimously recommended to the Board that the Board (1) approve the Merger Agreement and the Transactions, including the Merger; (2) recommend the adoption and approval of the Merger Agreement and the Transactions, including the Merger, by the stockholders of the Company; and (3) approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth therein.

The Board (with Wade Burton and William J. McMorrow not attending and Todd Boehly electing to recuse himself from the Board’s vote), acting upon the unanimous recommendation of the Special Committee, among other things, (i) determined and declared the Merger Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, to be advisable, fair to the Unaffiliated Security Holders and in the best interests of the Company and its stockholders, including the Public Stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Merger, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth therein and (iv) recommended the adoption of the Merger Agreement by the stockholders of the Company.

Approval of the proposal to adopt the Merger Agreement (the “Merger Proposal”) requires (i) the affirmative vote of a majority of the outstanding voting power of (a) the Company Common Stock, (b) the Company Series A Preferred Stock (on an as-converted basis), (c) the Company Series B Preferred Stock (based on the number of Company Series B Warrants outstanding and in accordance with the Series B Certificate of Designations) and (d) the Company Series C Preferred Stock (based on the number of Company Series C Warrants outstanding and in accordance with the Series C Certificate of Designations) (the securities described in clauses (a)-(d), collectively, the “Company Voting Stock”), in each case, entitled to vote on the Merger Proposal, voting as a single class, and (ii) the affirmative vote of at least two-thirds of the outstanding voting power of the Company Voting Stock entitled to vote on the Merger Proposal, excluding the Company Voting Stock “owned” (as such term is defined in Section 203 of the DGCL) by the Consortium Parties and their respective “affiliates” and “associates” (as such terms are defined in Section 203 of the DGCL) (the requisite votes described in the preceding clauses (i) and (ii), together, the “Company Stockholder Approvals”).

Concurrently with the filing of this Transaction Statement, the Company is filing a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC relating to the Special Meeting. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement and the Merger Agreement Amendment are attached to the Proxy Statement as Annex A-1 and Annex A-2, respectively. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement will not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 1. SUMMARY TERM SHEET
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”

ITEM 2. SUBJECT COMPANY INFORMATION
(a)	Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Parties to the Transactions”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”
“Important Information Regarding Kennedy Wilson—Security Ownership of Certain Beneficial Owners and Management”
“Market Prices and Dividend Data”

(c)	Trading market and price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Market Prices and Dividend Data”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Merger Agreement—Dividends”
“The Merger Agreement—Covenants Regarding Conduct of Business by the Company Pending the Merger”
“Market Prices and Dividend Data”

(e)	Prior public offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding Kennedy Wilson—Prior Public Offerings”

(f)	Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding Kennedy Wilson—Transactions in Company Common Stock”
“Important Information Regarding Kennedy Wilson—Past Contacts, Transactions, Negotiations and Agreements”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Parties to the Transactions”
“Important Information Regarding Kennedy Wilson—Company Background”
“Important Information Regarding Kennedy Wilson—Directors and Executive Officers”
“Important Information Regarding Parent and Merger Sub”
“Important Information Regarding Buyer Filing Parties”

ITEM 4. TERMS OF THE TRANSACTION
(a) (1) Material terms. Tender offers. Not applicable.

(a)(2) Material terms. Merger or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Plans for the Company After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Kennedy Wilson if the Merger Is Not Completed”
“Special Factors—Certain Unaudited Prospective Financial Information”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Intent of Kennedy Wilson’s Directors and Executive Officers to Vote in Favor of the Transactions”
“Special Factors—Closing and Effective Time of the Merger”
“Special Factors—Accounting Treatment”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”
“Special Factors—Delisting and Deregistration of the Company Common Stock”
“Special Factors—Financing of the Transactions”
“The Special Meeting—Votes Required”
“The Merger Agreement”
“The Voting and Support Agreements”
“The Rollover Agreements”
“The Equity Commitment Letter”
“Joint Bidding Agreement”
“Proposal 1: The Merger Proposal”
“Annex A-1—Agreement and Plan of Merger”
“Annex A-2—Amendment to Agreement and Plan of Merger”
“Annex B-1—Voting and Support Agreement”
“Annex B-2—Voting and Support Agreement”
“Annex D-1—Rollover Agreement”
“Annex D-2—Rollover Agreement”
“Annex C—Opinion of Moelis”

(c)	Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects on Kennedy Wilson if the Merger is Not Completed”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Intent of Kennedy Wilson’s Directors and Executive Officers to Vote in Favor of the Transactions”
“Special Factors—Financing of the Transactions”
“The Merger Agreement—Consideration To Be Received in the Merger”
“The Merger Agreement—Shares Not Receiving Merger Consideration”
“The Merger Agreement—Treatment of Company Equity Awards”
“The Merger Agreement—Shares Not Receiving Merger Consideration”
“The Voting and Support Agreements”
“The Rollover Agreements”
“The Equity Commitment Letter”
“Joint Bidding Agreement”
“Annex A-1—Agreement and Plan of Merger”
“Annex A-2—Amendment to Agreement and Plan of Merger”
“Annex B-1—Voting and Support Agreement”
“Annex B-2—Voting and Support Agreement”
“Annex D-1—Rollover Agreement”
“Annex D-2—Rollover Agreement”

(d)	Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Appraisal Rights”
“Questions and Answers”
“Special Factors—Certain Effects of the Merger”
“Appraisal Rights”

(e)	Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)	(1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Intent of Kennedy Wilson’s Directors and Executive Officers to Vote in Favor of the Transactions”
“Special Factors—Financing of the Transactions”
“Important Information Regarding Kennedy Wilson—Security Ownership of Certain Beneficial Owners and Management”
“Important Information Regarding Kennedy Wilson—Prior Public Offerings”
“Important Information Regarding Kennedy Wilson—Transactions in Company Common Stock”

“Important Information Regarding Kennedy Wilson—Past Contacts, Transactions, Negotiations and Agreements”
“Important Information Regarding Buyer Filing Parties”
“Annex A-1—Agreement and Plan of Merger”
“Annex A-2—Amendment to Agreement and Plan of Merger”

(b)	– (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors— Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Plans for the Company After the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Intent of Kennedy Wilson’s Directors and Executive Officers to Vote in Favor of the Transactions”
“Special Factors—Financing of the Transactions”
“Special Factors—Fees and Expenses”
“The Merger Agreement”
“The Voting and Support Agreements”
“The Rollover Agreements”
“The Equity Commitment Letter”
“Joint Bidding Agreement”
“Important Information Regarding Kennedy Wilson—Prior Public Offerings”
“Important Information Regarding Kennedy Wilson—Transactions in Company Common Stock”
“Important Information Regarding Kennedy Wilson—Past Contacts, Transactions, Negotiations and Agreements”
“Important Information Regarding Parent and Merger Sub”
“Important Information Regarding Buyer Filing Parties”
“Proposal 1: The Merger Proposal”
“Annex A-1—Agreement and Plan of Merger”
“Annex A-2—Amendment to Agreement and Plan of Merger”
“Annex B-1—Voting and Support Agreement”
“Annex B-2—Voting and Support Agreement”
“Annex D-1—Rollover Agreement”
“Annex D-2—Rollover Agreement”

(e)	Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors— Background of the Merger”
“Special Factors— Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors— Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Intent of Kennedy Wilson’s Directors and Executive Officers to Vote in Favor of the Transactions”
“Special Factors—Financing of the Transactions”
“Special Factors—Fees and Expenses”
“The Merger Agreement”
“The Voting and Support Agreements”
“The Rollover Agreements”
“The Equity Commitment Letter”
“Joint Bidding Agreement”
“Important Information Regarding Kennedy Wilson—Security Ownership of Certain Beneficial Owners and Management”
“Important Information Regarding Kennedy Wilson—Transactions in Company Common Stock”
“Important Information Regarding Kennedy Wilson—Past Contacts, Transactions, Negotiations and Agreements”
“Annex A-1—Agreement and Plan of Merger”
“Annex A-2—Amendment to Agreement and Plan of Merger”
“Annex B-1—Voting and Support Agreement”
“Annex B-2—Voting and Support Agreement”
“Annex D-1—Rollover Agreement”
“Annex D-2—Rollover Agreement”

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS
(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Question and Answers”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Plans for the Company After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Kennedy Wilson if the Merger Is Not Completed”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Delisting and Deregistration of the Company Common Stock”
“Special Factors—Intent of Kennedy Wilson’s Directors and Executive Officers to Vote in Favor of the Transactions”
“Special Factors—Financing of the Transactions”
“The Merger Agreement—Consideration To Be Received in the Merger”
“The Merger Agreement— Shares Not Receiving Merger Consideration”
“The Merger Agreement—Company Preferred Stock and Company Warrants”
“The Merger Agreement—Treatment of Company Equity Awards”
“The Merger Agreement—Procedures for Receiving Merger Consideration”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Question and Answers”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Plans for the Company After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Kennedy Wilson if the Merger is Not Completed”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Intent of Kennedy Wilson’s Directors and Executive Officers to Vote in Favor of the Transactions”
“Special Factors—Financing of the Transactions”
“The Merger Agreement—Company Preferred Stock and Company Warrants”
“The Merger Agreement— Procedures for Receiving Merger Consideration”
“The Merger Agreement—Dividends”
“The Merger Agreement— Covenants Regarding Conduct of Business by the Company Pending the Merger”
“The Special Meeting”
“The Merger Agreement—Treatment of Company Equity Awards”
“The Voting and Support Agreements”
“The Rollover Agreements”
“Proposal 1: The Merger Proposal”
“Annex A-1—Agreement and Plan of Merger”
“Annex A-2—Amendment to Agreement and Plan of Merger”
“Annex B-1—Voting and Support Agreement”
“Annex B-2—Voting and Support Agreement”
“Annex D-1—Rollover Agreement”
“Annex D-2—Rollover Agreement”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Question and Answers”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Plans for the Company After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—No Solicitation; Change in Board Recommendation”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board; Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Plans for the Company After the Merger”
“Special Factors—Certain Effects on Kennedy Wilson if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Plans for the Company After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Kennedy Wilson if the Merger is Not Completed”
“Special Factors—Certain Unaudited Prospective Financial Information”
“Annex C—Opinion of Moelis”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Plans for the Company After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Kennedy Wilson if the Merger is Not Completed”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Accounting Treatment”
“Appraisal Rights”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”
“Special Factors—Financing of the Transactions”
“Special Factors—Fees and Expenses”
“Special Factors—Litigation Related to the Transactions”
“The Merger Agreement—Effects of the Merger”

“The Merger Agreement—Consideration To Be Received in the Merger”
“The Merger Agreement—Shares Not Receiving Merger Consideration”
“The Merger Agreement—Company Preferred Stock and Company Warrants”
“The Merger Agreement—Treatment of Company Equity Awards”
“The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance”
“The Merger Agreement—Employee Matters”
“Proposal 1: The Merger Proposal”
“Annex A-1—Agreement and Plan of Merger”
“Annex A-2—Amendment to Agreement and Plan of Merger”
“Annex B-1—Voting and Support Agreement”
“Annex B-2—Voting and Support Agreement”
“Annex D-1—Rollover Agreement”
“Annex D-2—Rollover Agreement”
“Annex C—Opinion of Moelis”

ITEM 8. FAIRNESS OF THE TRANSACTION
(a)	– (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Annex C—Opinion of Moelis”
The confidential discussion materials prepared by Moelis & Company LLC and provided to the Special Committee, dated November 17, 2025, November 24, 2025, December 23, 2025, January 12, 2026, January 19, 2026 and February 16, 2026, are filed as Exhibits (c)(1) through (c)(6), and are incorporated by reference herein.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Recommendations of the Special Committee and the Board; Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”
“The Special Meeting—Votes Required”
“The Special Meeting—Voting of Proxies”
“The Special Meeting—Revocability of Proxies”
“The Merger Agreement—Conditions of the Merger”
“Proposal 1: The Merger Proposal”
“Annex A-1—Agreement and Plan of Merger”

(d)	Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“The Merger Agreement—No Solicitation; Change in Board Recommendation”
“Provisions for Unaffiliated Stockholders”

(e)	Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Intent of Kennedy Wilson’s Directors and Executive Officers to Vote in Favor of the Transactions”

(f)	Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
(a)
– (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Certain Unaudited Prospective Financial Information”
“Where You Can Find Additional Information”
“Annex C—Opinion of Moelis”

The confidential discussion materials prepared by Moelis & Company LLC and provided to the Special Committee, dated November 17, 2025, November 24, 2025, December 23, 2025, January 12, 2026, January 19, 2026 and February 16, 2026, are filed as Exhibits (c)(1) through (c)(6), and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company or by a representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
(a)	– (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Financing of the Transactions”
“Special Factors—Fees and Expenses”
“Special Factors—Covenants Regarding Conduct of Business by the Company Pending the Merger”
“The Merger Agreement—Financing Cooperation”
“The Merger Agreement—Financing Matters”
“The Merger Agreement—Equity Financing”
“The Merger Agreement—Conditions of the Merger”
“The Equity Commitment Letter”
“Joint Bidding Agreement”
“Annex A-1—Agreement and Plan of Merger”
“Annex A-2—Amendment to Agreement and Plan of Merger”
“Annex E—Equity Commitment Letter”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Fees and Expenses”
“The Special Meeting—Solicitation of Proxies”
“The Merger Agreement—Financing Cooperation”
“The Merger Agreement—Termination of the Merger Agreement”
“The Merger Agreement—Termination Fees”
“The Merger Agreement—Fees and Expenses”
“Persons Making the Solicitation; Methods; Costs”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Certain Effects on on Kennedy Wilson if the Merger Is Not Completed”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Record Date; Shares Entitled to Vote; Quorum”

“The Voting and Support Agreements”
“Important Information Regarding Kennedy Wilson—Security Ownership of Certain Beneficial Owners and Management”
“Important Information Regarding Buyer Filing Parties”
“Annex B-1—Voting and Support Agreement”
“Annex B-2—Voting and Support Agreement”

(b)	Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“The Merger Agreement”
“The Voting and Support Agreements”
“The Rollover Agreements”
“Important Information Regarding Kennedy Wilson—Prior Public Offerings”
“Important Information Regarding Kennedy Wilson—Transactions in Company Common Stock”
“Important Information Regarding Kennedy Wilson—Past Contacts, Transactions, Negotiations and Agreements”
“Annex A-1—Agreement and Plan of Merger”
“Annex A-2—Amendment to Agreement and Plan of Merger”
“Annex B-1—Voting and Support Agreement”
“Annex B-2—Voting and Support Agreement”
“Annex D-1—Rollover Agreement”
“Annex D-2—Rollover Agreement”

ITEM 12. THE SOLICITATION OR RECOMMENDATION
(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Intent of Kennedy Wilson’s Directors and Executive Officers to Vote in Favor of the Transactions”
“Special Factors—Record Date; Shares Entitled to Vote; Quorum”
“Important Information Regarding Kennedy Wilson—Security Ownership of Certain Beneficial Owners and Management”
“The Voting and Support Agreements”
“Annex B-1—Voting and Support Agreement”
“Annex B-2—Voting and Support Agreement”

(e)	Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”

“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Proposal 1: The Merger Proposal”

ITEM 13. FINANCIAL STATEMENTS

(a)
Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Unaudited Prospective Financial Information”
“Important Information Regarding Kennedy Wilson—Selected Historical Financial Data”
“Important Information Regarding Kennedy Wilson—Book Value Per Share”
“Where You Can Find Additional Information”

(b)	Pro forma information. Not applicabile.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a)	– (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and the Board”
“Special Factors—Reasons for the Merger”
“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“Special Factors—Fees and Expenses”
“Persons Making the Solicitation; Methods; Costs”
“The Special Meeting—Solicitation of Proxies”
“Important Information Regarding Kennedy Wilson—Directors and Executive Officers”
“Important Information Regarding Parent and Merger Sub”
“Important Information Regarding Buyer Filing Parties”
“The Rollover Agreements”
“Annex D-1—Rollover Agreement”
“Annex D-2—Rollover Agreement”

ITEM 15. ADDITIONAL INFORMATION
(b)	Golden parachute compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
“The Merger Agreement—Treatment of Company Equity Awards”
“Proposal 2: Advisory Compensation Program”

(c)	Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement of Kennedy-Wilson Holdings, Inc. (included in the Schedule 14A filed on March 20, 2026 and incorporated herein by reference).
(a)(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(3)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(5)	Current Report on Form 8-K, dated February 17, 2026, and incorporated herein by reference
(a)(6)	Joint Press Release, dated February 17, 2026 (included in the Schedule 14A filed on February 17, 2026 and incorporated herein by reference).
(b)	None.
(c)	Opinion of Moelis & Company LLC, dated February 16, 2026 (included as Annex C to the Proxy Statement and incorporated herein by reference).
(c)(1) (c)(2) (c)(3)* (c)(4)* (c)(5) (c)(6)*
Discussion Materials of Moelis & Company LLC for the Special Committee, dated November 17, 2025
Discussion Materials of Moelis & Company LLC for the Special Committee, dated November 24, 2025
Discussion Materials of Moelis & Company LLC for the Special Committee, dated December 23, 2025
Discussion Materials of Moelis & Company LLC for the Special Committee, dated January 12, 2026
Discussion Materials of Moelis & Company LLC for the Special Committee, dated January 19, 2026
Discussion Materials of Moelis & Company LLC for the Special Committee, dated February 16, 2026

(d)(1)
Agreement and Plan of Merger, dated as of February 16, 2026, by and among Kona Bidco, LLC, Kona Merger Subsidiary, Inc. and Kennedy-Wilson Holdings, Inc. (included as Annex A-1 to the Proxy Statement and incorporated herein by reference).

(d)(2)
Voting and Support Agreement, dated as of February 16, 2026, by and among Kennedy-Wilson Holdings, Inc. and the Security Holders set forth therein (included as Annex B-1 to the Proxy Statement and incorporated herein by reference).

(d)(3)
Voting and Support Agreement, dated as of February 16, 2026, by and among Kennedy-Wilson Holdings, Inc. and the Security Holders set forth therein (included as Annex B-2 to the Proxy Statement and incorporated herein by reference).

(d)(4)
Equity Commitment Letter, dated February 16, 2026, by and among Fairfax Financial Holdings Limited, Kona Bidco, LLC and Kona Merger Subsidiary, Inc. (included as Annex E to the Proxy Statement and incorporated herein by reference).

(d)(5)	Rollover Agreement, dated as of February 16, 2026, by and among Kona Bidco, LLC and the other parties thereto (included as Annex D-1 to the Proxy Statement and incorporated herein by reference).
(d)(6)
Rollover Agreement, dated as of February 16, 2026, by and among Kona Bidco, LLC, Kona Management Holdco, LLC and the other parties thereto (included as Annex D-2 to the Proxy Statement and incorporated herein by reference).

(d)(7)
Joint Bidding Agreement, dated as of November 4, 2025, by and among Kona Management Holdco, LLC, Fairfax Financial Holdings Limited and the other Investors set forth therein (included as Annex F-1 to the Proxy Statement and incorporated herein by reference).

(d)(8)
Side Letter to Joint Bidding Agreement, dated as of February 16, 2026, by and among Kona Management Holdco, LLC, Fairfax Financial Holdings Limited and the other Investors set forth therein (included as Annex F-2 to the Proxy Statement and incorporated herein by reference).

(d)(9)	Joinder to Joint Bidding Agreement, dated as of February 24, 2026, by and among Kona Management Holdco, LLC, Odyssey Reinsurance Company and Odyssey Reinsurance (Barbados) Ltd.
(d)(10)
Joinder to Voting and Support Agreement, dated as of February 24, 2026, by and between Kennedy-Wilson Holdings, Inc. and Hamblin Watsa Investment Counsel Ltd., in its capacity as investment manager and/or pursuant to a power of attorney on behalf of Odyssey Reinsurance Company and Odyssey Reinsurance (Barbados) Ltd.

(d)(11)
Joinder to Rollover Agreement, dated as of February 24, 2026, by and between Kona Bidco, LLC and Hamblin Watsa Investment Counsel Ltd., in its capacity as investment manager and/or pursuant to a power of attorney on behalf of Odyssey Reinsurance Company and Odyssey Reinsurance (Barbados) Ltd.

(d)(12)	Amendment to the Agreement and Plan of Merger, dated as of March 15, 2026, by and among Kona Bidco, LLC, Kona Merger Subsidiary, Inc. and Kennedy-Wilson Holdings, Inc. (included as Annex A-2 to the Proxy Statement and incorporated herein by reference).

(f)	Section 262 of the General Corporation Law of the State of Delaware.
(g)	None.
107	Filing Fee Table.

* Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 20, 2026

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ Justin Enbody
Name: Justin Enbody
Title: Chief Financial Officer

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KONA BIDCO, LLC

/s/ William J. McMorrow
Name: William J. McMorrow
Title: Chief Executive Officer

KONA MERGER SUBSIDIARY, INC.

/s/ William J. McMorrow
Name: William J. McMorrow
Title: Chief Executive Officer

KONA MANAGEMENT HOLDCO, LLC

/s/ William J. McMorrow
Name: William J. McMorrow
Title: Chief Executive Officer

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WILLIAM J. MCMORROW REVOCABLE TRUST

By:	/s/ William J. McMorrow
Name:	William J. McMorrow
Title:	Trustee

/s/ William J. McMorrow
William J. McMorrow

/s/ In Ku Lee
In Ku Lee

/s/ Matthew Windisch
Matthew Windisch

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FAIRFAX FINANCIAL HOLDINGS LIMITED

/s/ Peter Clarke
Name: Peter Clarke
Title: Vice President and Chief Operating Officer